CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
West Canyon Energy Corp. and Subsidiary (formerly PetroSouth Energy Corp.)

We consent to the incorporation in the 10-K/A-2 filing, of our report dated September 27, 2007, relating to the balance sheet of PetroSouth Energy Corp.(formerly Mobridge Explorations, Inc.) (An Exploration Stage Company) as of June 30, 2007 and the results of its operations and its cash flows for the years ended June 30, 2007 and 2006 and for the period from the date of inception (July 27, 2004) to June 30, 2007, which appears in West Canyon Energy Corp’s. Annual Report on Form 10-K/A-2 filed with the Securities and Exchange Commission on or about October 21, 2009

s/ Madsen & Associates CPA’s, Inc.
MADSEN & ASSOCIATES CPAs, INC.
Murray, Utah
October 21, 2009